                               GLOBAL SOURCES LTD.

                           CONSOLIDATED BALANCE SHEETS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


                                                                            AT            AT
                                                                       DECEMBER 31    DECEMBER 31
                                                                       -----------    -----------
                                                                           1999           2000
                                                                       -----------    -----------
                                                                                      (UNAUDITED)
   ASSETS

CURRENT ASSETS:
    Cash and cash equivalents .......................................   $ 15,433       $ 12,727
    Accounts receivable, net ........................................      7,126          7,803
    Receivables from sales representatives ..........................      6,172          3,994
    Inventory of paper ..............................................        583          1,213
    Prepaid expenses and other current assets .......................      3,227          1,768
                                                                       -----------    -----------
         TOTAL CURRENT ASSETS .......................................     32,541         27,505
                                                                       -----------    -----------

Property and equipment, net .........................................      9,788         23,205
Intangible assets, net ..............................................        745            373
Long term investments ...............................................         --          1,250
Bonds held to maturity, at amortized cost ...........................      2,348          2,027
Other assets ........................................................      1,223          1,346
                                                                       -----------    -----------
         TOTAL ASSETS ...............................................   $ 46,645       $ 55,706
                                                                       ===========    ===========
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable ................................................   $  3,469       $  5,536
    Deferred income and customer prepayments ........................     15,139         15,888
    Accrued liabilities .............................................      7,069          5,879
    Short-term loan .................................................         --          4,000
    Income taxes payable ............................................        314            158
                                                                       -----------    -----------
         TOTAL CURRENT LIABILITIES ..................................     25,991         31,461
                                                                       -----------    -----------
    Liabilities for incentive and bonus plan ........................      3,540          1,794
    Amount due to parent company ....................................     11,404         11,404
    Minority interest ...............................................         --          2,432
    Deferred tax liability ..........................................         --            454
                                                                       -----------    -----------
         TOTAL LIABILITIES ..........................................     40,935         47,545
                                                                       -----------    -----------

SHAREHOLDER'S EQUITY:
    Ordinary shares, US$0.01 par value; 50,000,000 shares authorized;
      26,303,949 (1999: 25,051,380) shares issued and outstanding ...        251            263
    Additional paid in capital (Note 1) .............................         --         81,726
    Shareholders' note receivable ...................................         --         (6,000)
    Retained earnings ...............................................      5,459        (62,762)
    Less : Unearned compensation (Note 2) ...........................         --         (5,066)
                                                                       -----------    -----------
         TOTAL SHAREHOLDERS' EQUITY .................................      5,710          8,161
                                                                       -----------    -----------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .................   $ 46,645       $ 55,706
                                                                       ===========    ===========


Note : 1. Reflects the non-cash compensation associated with the transfer of shares from the parent company to the chairman and chief executive officer of the Company, employee equity compensation plans, the non-cash listing expenses incurred by The Fairchild Corporation and interest in a joint venture.
       2. Reflects the remaining unearned non-cash compensation as at December 31, 2000 associated with the employee equity compensation plans. The Company will recognize non-cash compensation expense over approximately 3 years.

                              GLOBAL SOURCES LTD.

                        CONSOLIDATED STATEMENTS OF INCOME

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


                                                              THREE MONTHS ENDED                   YEAR ENDED
                                                                  DECEMBER 31,                     DECEMBER 31
                                                          ----------------------------    ----------------------------
                                                              1999            2000            1999            2000
                                                          ------------    ------------    ------------    ------------
                                                          (UNAUDITED)     (UNAUDITED)                      (UNAUDITED)
REVENUES:
  Online marketplace services .........................   $      8,574    $     16,041    $     25,795    $     56,412
  Transaction software and services ...................             95             161             584             733
  Complementary media services ........................         14,837           9,712          62,116          43,424
  Other ...............................................          1,470           1,230           3,379           4,597
                                                          ------------    ------------    ------------    ------------
                                                                24,976          27,144          91,874         105,166

OPERATING EXPENSES:
  Sales ...............................................          8,778           9,552          31,083          36,549
  Circulation .........................................          3,396           3,790          13,069          13,337
  General and administrative ..........................          9,476          10,742          32,134          36,197
  Online services development .........................          1,703           3,104           3,461           6,665
  Non-cash compensation expense (Note 3) ..............             --              81              --          65,689
  Non-cash listing expenses (Note 4) ..................             --              --              --           1,353
  Amortization of intangibles/Software development cost             93             740             371           1,018
                                                          ------------    ------------    ------------    ------------
TOTAL OPERATING EXPENSES ..............................         23,446          28,009          80,118         160,808
                                                          ------------    ------------    ------------    ------------
INCOME/(LOSS) FROM OPERATIONS .........................          1,530            (865)         11,756         (55,642)
                                                          ------------    ------------    ------------    ------------
  Interest expense ....................................            (85)           (155)           (337)           (649)
  Interest income .....................................            264             481             558           1,135
  Foreign exchange gains (losses), net ................            257            (301)            427              50
  Write-down on investment ............................             --         (11,750)             --         (11,750)
                                                          ------------    ------------    ------------    ------------
INCOME/(LOSS) BEFORE INCOME TAXES .....................          1,966         (12,590)         12,404         (66,856)
INCOME TAX PROVISION ..................................           (590)           (425)         (1,435)         (1,277)
                                                          ------------    ------------    ------------    ------------
NET INCOME/(LOSS) BEFORE MINORITY INTEREST ............   $      1,376    $    (13,015)   $     10,969    $    (68,133)
                                                          ------------    ------------    ------------    ------------
Equity in loss of affiliate ...........................             --             (51)             --             (51)
Minority interest .....................................             --             131              --             (37)
                                                          ------------    ------------    ------------    ------------
NET INCOME/(LOSS) .....................................   $      1,376    $    (12,935)   $     10,969    $    (68,221)
RETAINED EARNINGS BROUGHT FORWARD .....................             --              --    $      9,435    $      5,459
DIVIDENDS PAID ........................................             --              --         (14,945)             --
                                                          ------------    ------------    ------------    ------------
RETAINED EARNINGS CARRIED FORWARD .....................             --              --           5,459    $    (62,762)
                                                          ============    ============    ============    ============
BASIC AND DILUTED NET INCOME/(LOSS) PER SHARE .........   $       0.05    $      (0.49)   $       0.44    $      (2.63)
                                                          ============    ============    ============    ============
SHARE USED IN BASIC AND DILUTED NET INCOME PER SHARE
CALCULATIONS (NOTE 5) .................................     25,051,380      26,303,949      25,051,380      25,948,028
                                                          ============    ============    ============    ============


  Note : 3. Reflects the non-cash compensation expenses associated with the transfer of shares from the parent company to the chairman and chief executive officer of the Company and the employee equity compensation plans.
         4. Reflects the non-cash listing expenses incurred by The Fairchild Corporation.
         5. The 1999 numbers were restated for the effects of the Share Exchange that occurred on April 14, 2000, similar to a 2,505 to 1 stock split.

                               GLOBAL SOURCES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                           YEAR ENDED
                                                                           DECEMBER 31
                                                                        1999        2000
                                                                    ----------- -----------
                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income/(Loss) ...............................................    10,969    (68,221)
Adjustments to reconcile net income to net cash provided by
(used for) operating activities
  Depreciation and amortization ...................................     2,441      4,069
  (Profit)/Loss on sale of property and equipment .................        19        (23)
  Accretion of U.S. Treasury strips zero % coupon .................      (170)      (139)
  Bad debt expense ................................................     1,123      1,188
  Expenses allocated by parent company ............................       640         --
  Non-cash compensation expense ...................................        --     65,689
  Non-cash listing expenses .......................................        --      1,353
  Income attributable to minority shareholder .....................        --         37
  Write down on investment ........................................        --     11,750
  Equity in loss of affiliate .....................................        --         51
  Property and equipment written off ..............................        --         12
                                                                    ----------- -----------
                                                                       15,022     15,766
  CHANGES IN ASSETS AND LIABILITIES:
  Accounts receivables ............................................      (407)    (1,865)
  Receivables from sales representatives ..........................     2,079      2,178
  Inventory of paper ..............................................       200       (630)
  Prepaid expenses and other current assets .......................     1,611      1,459
  Loan to chief executive officer .................................        --      5,350
  Repayment of loan from chief executive officer ..................        --     (5,350)
  Long term assets ................................................       308       (123)
  Accounts payable ................................................    (1,157)     2,067
  Accrued liabilities and liabilities for incentive and bonus plans        77     (2,987)
  Deferred income and customer prepayments ........................     3,447        750
  Amount due to parent company ....................................    (6,268)        --
  Tax liability ...................................................       227        298
                                                                    ----------- -----------
     NET CASH PROVIDED BY OPERATING ACTIVITIES ....................    15,139     16,913
                                                                    ----------- -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of bonds ...............................................       (93)        --
  Purchase of long term investments ...............................        --    (13,000)
  Purchase of property and equipment ..............................    (8,318)   (17,128)
  Proceeds from sales of property and equipment ...................        39         25
  Proceeds from matured bonds .....................................       460        460
                                                                    ----------- -----------
     NET CASH USED FOR INVESTING ACTIVITIES .......................    (7,912)   (29,643)
                                                                      -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term borrowings ...........................................        --     13,260
  Repayment of short-term borrowings ..............................        --     (9,260)
  Dividends paid ..................................................   (14,945)        --
  Advances from (to) shareholders .................................     7,438         --
  Additional capital contributed ..................................        --         24
  Capital contributed by minority shareholder in the joint venture.        --      6,000
                                                                    ----------- -----------
     NET CASH (USED FOR) GENERATED FROM FINANCING ACTIVITIES ......    (7,507)    10,024
                                                                    ----------- -----------

Net (decrease)/increase in cash and cash equivalents ..............      (280)    (2,706)
Cash and cash equivalents, beginning of the year ..................    15,713     15,433
                                                                    ----------- -----------
CASH AND CASH EQUIVALENTS, END OF THE YEAR ........................    15,433     12,727
                                                                    =========== ===========

SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Income tax paid .................................................     1,208        979
  Interest paid ...................................................       337        639
                                                                    =========== ===========